

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Mr. Edward Cespedes
Chief Executive Officer
MMAX Media, Inc.
511 N.E. 3rd Avenue, 1st Floor
Fort Lauderdale, FL 33760

    Re: MMAX Media, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed December 8, 2011
            File No. 333-177318

Dear Mr. Cespedes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 from our letter dated November 2, 2011 and the added disclosures under the Prospectus Summary, Risk Factors and Market for Common Stock and Related Matters. Further revise these sections to disclose that you were a shell directly prior to the reverse merger and that the one year restricted period referenced falls on October 14, 2012, or one year after the initial filing date of this registration statement.

Prospectus Summary, page 1

Business Overview, page 1

2. The disclosure added in response to comment 3 from our letter dated November 2, 2011 suggests that 2,000,000 shares of common stock issued as part of a private placement are included in the 20,789,395 shares Hyperlocal members received under the merger agreement. Disclose how the private placement relates to the merger agreement. Clarify whether the accredited investors participating in the private placement were "Hyperlocal Members" and, if necessary, revise the 20,789,395 share figure attributable to that group. In addition, reconcile the disclosure on page 4 which indicates that during the six months ended June 30, 2011 you sold 2,210,000 shares of common stock in a private placement to "13 accredited investors for gross proceeds of $275,000" with the disclosure on page 22 which states that you sold to "11 accredited investors for gross proceeds of $276,250."

Summary Financial Data, page 6

3. We acknowledge your response to comment 5 from our letter dated November 2, 2011. In the column labeled "Period From Inception (January 22, 2010) through September 30, 2011" please revise to include net loss per share and weighted average shares outstanding here and on page F-3.

Management's Discussion And Analysis Or Plan Of Operations, page 20

Hyperlocal Business Overview, page 20

4. In accordance with comment 10 from our letter dated November 2, 2011 revise to explain whether and how your responsibility to fund referral payments puts you at a disadvantage compared to more established social commerce companies who will not incur such expense. Explain your references to "low overhead" and expected "higher 'sharing' rates," and how those factors will or will not help you overcome smaller margins or, if applicable, losses attributable to referred purchases. In addition, fully describe how the payments owed under your agreement with Adility affect margins and your operating prospects in general.

5. We note your response to comment 11 from our letter dated November 2, 2011. Please either remove the trademark symbol designation above the term "social income" or explain why a trademark designation is appropriate where a filing for protection has been made, but not yet approved.

Plan of Operations, page 22

6. In response to comment 18 from our letter dated November 2, 2011 you indicate that you "completed a substantial portion of the primary development of the PayMeOn product during the third quarter 2011." Clarify this statement by describing which aspects of your product are complete and which aspects must still be developed. Provide a time-line for when you expect to complete necessary additional steps and explain how you have generated revenues attributable to PayMeOn despite the need for further development.

Business, page 23

The Hyperlocal Mobile Marketing Platform, page 25

7. We note the revisions made in response to comment 20 from our letter dated November 2, 2011. The disclosure in this section, however, does not clearly articulate in simple terms the business conducted, namely text message based marketing. The lay reader should leave this section with a solid understanding of the "platform" you offer and how businesses utilize it in their marketing campaigns. Please revise accordingly. To the extent that you retain the bulleted items, briefly describe how each relates to the overall service offered. In addition, make clear here, and in your prospectus summary, that you intend to concentrate on your PayMeOn products in lieu of the products and services described in this section.

PayMeOn, page 26

8. Per comment 22 from our letter dated November 2, 2011 disclose the compensation Adility receives for the services provided. In your response explain why the agreement with Adility (Exhibit 10.7) is dated as of November 11, 2011, or after the October 14, 2011 submission of your initial registration statement. Further explain why Hyperlocal Marketing LLC is party to the deal as opposed to you or HLM Paymeon, Inc. We note that Hyperlocal Marketing LLC "merged with and into HLM Paymeon, Inc." as part of the March 2011 reverse merger.

Executive Compensation, page 30

Employment Agreements, page 30

9. Reconcile the disclosure added in response to comment 26 from our letter dated November 2, 2011 that Mr. Cespedes's "agreement shall automatically renew for additional one year terms unless the Company or Mr. Cespedes provides written notice"

with the employment agreement (Exhibit 10.5) which calls for automatic extension "for one day each day."

Consolidated Financial Statements, page F-1

Note 5. Acquisition, page F-10

10. We refer to your responses to comment 28 and comment 2 from our letter dated November 2, 2011. Since you have determined the company was a shell prior to its merger with Hyperlocal Marketing LLC, you may not account for this transaction as a business combination. Please revise your financial statements to account for the merger as a recapitalization with no step up in fair values. Specifically, no goodwill or intangible assets may be recorded in conjunction with a recapitalization. Please refer to FASB ASC 805.

Part II. Information Not Required In Prospectus, page II-1

Exhibits, page II-6

11. In accordance with comment 28 from our letter dated November 2, 2011 file herewith or otherwise account for your merger agreement dated February 17, 2011 (Exhibit 2.1). Revise footnote 3 to refer to the correct filing date for your Form 10-Q for the period ended March 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at 202-551-3628 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Brian Pearlman, Esq.
        Quintairos, Prieto, Wood & Boyer, P.A.